As filed with the Securities and Exchange Commission on July 1, 1994
                                                     Registration No. 33-_____
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ----------------

                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                             ----------------

                             C-TEC CORPORATION
          (Exact name of Registrant as specified in its charter)

             Pennsylvania                                  23-2093008
     (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                   Identification No.)

                             46 Public Square
                               P.O. Box 3000
                   Wilkes-Barre, Pennsylvania 18703-3000
                              (717) 825-1100
            (Address, including zip code, and telephone number,
     including area code of Registrant's principal executive offices)

                             ----------------

                            Raymond B. Ostroski
                    Vice President and General Counsel
                             C-TEC Corporation
                             46 Public Square
                               P.O. Box 3000
                   Wilkes-Barre, Pennsylvania 18703-3000
                              (717) 825-1100
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)

                             ----------------

                                 Copy to:
                             Peter R. Douglas
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

                             ----------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /_/


                      CALCULATION OF REGISTRATION FEE
===============================================================================================
                                               Proposed        Proposed
                                               Maximum         Maximum
Title of Each Class of        Amount to be     Offering Price  Aggregate          Amount of
Securities to be Registered    Registered      Per Share       Offering Price  Registration Fee
- -----------------------------------------------------------------------------------------------
 Common Stock, par value
    $1.00 per share ........   16,509,593       $20.20(1)      $333,439,779         $114,998
- -----------------------------------------------------------------------------------------------
 Rights.....................   16,509,593           N/A             N/A              N/A(2)
===============================================================================================

(1) The proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) based on 80% of the high and low price of $25.25 for such shares on The NASDAQ Stock Market's National Market on June 27, 1994.

(2) Pursuant to Rule 457(g), no registration fee is payable with respect to the Rights since the Rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

                             ----------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



PROSPECTUS (Subject to Completion)                                    [LOGO]
Issued July 1, 1994

                             [        ] Shares
                             C-TEC Corporation
                               Common Stock

     C-TEC Corporation, a Pennsylvania corporation (the "Company"), is distributing to holders of record of shares of its Common Stock, par value $1.00 per share (the "Common Stock"), and to holders of record of shares of its Class B Common Stock, par value $1.00 per share (the "Class B Stock", and collectively with the Common Stock, the "Company Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of the Common Stock for a price of $[ ] per share (the "Subscription Price"). Such shareholders will receive [ ] Rights for every [ ] shares of Company Stock held by them as of the close of business on [ ], 1994 [the effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed by the Company to each record holder (a "Holder") of Company Stock will be rounded up to the nearest whole number. Rights holders may purchase one share of Common Stock for each whole Right held. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "The Rights Offering-- Subscription Privileges--Oversubscription Privilege." The Rights will be evidenced by transferable certificates. Once a holder has exercised any Rights, such exercise may not be revoked.

     The Rights will expire at 5:00 p.m., New York City time, on [ ], 1994 [21 calendar days after the Record Date] (the "Expiration Date").
Shareholders who do not exercise or sell their Rights will relinquish the value inherent in the Rights. Accordingly, shareholders are strongly urged to exercise or sell their Rights. See "Investment Considerations-- Dilution."

     As of June 30, 1994, RCN Corporation, a Delaware corporation ("RCN"), owns directly or indirectly, 600,768 shares of Common Stock, representing 7.5% of the outstanding Common Stock, and 5,094,223 shares of Class B Stock, representing 59.6% of the outstanding Class B Stock. RCN will receive [ ] Rights in respect of the shares of Company Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ]. The Common Stock has less voting power per share than the Class B Stock. See "Description of Capital Stock--Voting Rights and Powers." As a result of its ownership of 59.6% of the Class B Stock and 7.5% of the Common Stock, RCN has, and after the Rights Offering will have, effective control of the Company.

     The principal market for the Common Stock is The NASDAQ Stock Market's National Market ("NASDAQ"). It is anticipated that the Rights will trade on NASDAQ under the symbol "CTEXR." One registered broker-dealer has indicated to the Company that it intends to make a market in the Rights. There can be no assurance, however, that a market for the Rights will develop. Rights may also be sold in over-the-counter and private sales transactions. Orders to sell Rights must be received by the Subscription/Information Agent (as hereinafter defined) not later than 11:00 a.m. on [ ], 1994, if a holder wishes to sell Rights through the Subscription/Information Agent. On June 30, 1994, the last day on which trade prices were reported prior to the public announcement of the Rights Offering, the closing sale price of the Common Stock on NASDAQ was $25.25 per share. On [ ], 1994, the closing sale price of the Common Stock on NASDAQ was $[ ] per share.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------

   SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL EXPERIENCE
    DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF THE COMMON STOCK TO SHAREHOLDERS EXERCISING THEIR RIGHTS.

                             ----------------

  BEFORE MAKING AN INVESTMENT DECISION, POTENTIAL INVESTORS SHOULD CARE-
    FULLY CONSIDER THE FACTORS SET FORTH IN "INVESTMENT CONSIDERATIONS"
     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

=============================================================================
                                      Underwriting Discounts  Proceeds to the
                     Price to Public   and Commissions (1)       Company(2)
- -----------------------------------------------------------------------------
 Per Share.........     $                    N/A                  $
- -----------------------------------------------------------------------------
 Total.............     $                    N/A                  $
=============================================================================
(1) See "Plan of Distribution" for information with respect to contingent fees payable by the Company.

(2) Before deduction of estimated expenses of $[ ] payable by the Company, including registration fees, listing fees, financial advisory, legal and accounting fees, soliciting dealer fees, printing expenses and other miscellaneous fees and expenses.

                         ------------------------

             The date of this Prospectus is [        ], 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on NASDAQ and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock issuable upon exercise of the Rights. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                    DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company (File No. 0-11053) with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (ii) the Company's Proxy Statement dated March 15, 1994, and (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement.
Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been incorporated by reference into this Prospectus except the exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Telephone requests for such copies should be directed to the Subscription/Information Agent at
(212) [ ], or, if made in writing, to [Name, address], attention: [ ].
Such requests may also be directed to Raymond B. Ostroski, Vice President and General Counsel at (717) 825-1186 or, if made in writing, to C-TEC Corporation, 46 Public Square, P.O. Box 3000, Wilkes-Barre, Pennsylvania 18703-3000, attention: Raymond B. Ostroski, Vice President and General Counsel.

                            PROSPECTUS SUMMARY

          The following material is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                THE COMPANY

     The Company was organized in 1979 and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company is a holding company with wholly owned subsidiaries which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.

     The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of May 31, 1994, the Telephone Group serviced approximately 214,000 main access lines. Of these 168,000 were residential and 46,000 were primarily related to business. This Group's operating territory is rural, containing only 38.8 access lines per square mile as compared to a Pennsylvania average of 151.0 lines per square mile. The Group's 79 central offices serve an average of 2,500 lines and 65 square miles.

     The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving 230,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States.

     The Communications Services Group presently carries out business principally in the Northeastern United States providing telecommunications related engineering and technical services. These services are provided out of the Group headquarters in Wilkes-Barre, Pennsylvania, and regional offices in Pennsylvania, New York City and Virginia.

     The Mobile Services Group currently operates cellular telephone systems in metropolitan statistical areas ("MSAs") and rural statistical areas ("RSAs") throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of 1.5 million. The Group also operates paging and message management services in Northeastern Pennsylvania. On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to Independent Cellular Network, Inc. ("ICN") for approximately $182.5 million. The sale is subject to Federal Communications Commission ("FCC"), antitrust and other approvals. For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."

     The Long Distance Group currently operates in Pennsylvania. The Group began operations in 1990 by servicing the local service area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is providing service to residential and business customers.

     The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide voice, video and data services over a single network (a "Full Service Network"). Although the development of these Full Service Networks is still in the formative stage, the key components of these networks can be found in various segments of the existing telecommunications industry. The Company believes that it is well positioned to implement competitive Full Service Networks designed around traditional cable television and telephone systems as well as other platforms. The Company intends to expand and develop certain of its existing cable television and telephone systems into Full Service Networks, expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments and implement these expanded services at an early stage relative to its competitors.

     The Company's principal executive offices are located at 46 Public Square, P.O. Box 3000, Wilkes-Barre, Pennsylvania 18703-3000 (telephone:
(717) 825-1100).


                            THE RIGHTS OFFERING

Rights Each Holder of Company Stock will receive [ ] transferable Rights for every [ ] shares of Company Stock held of record on [ ], 1994 [the effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). The number of Rights distributed by the Company to each Holder of Company
                    Stock will be rounded up to the nearest whole number.
                    An aggregate of approximately [ ] Rights will be distributed pursuant to the Rights Offering. Each
                    Right will be exercisable for one share of Common
                    Stock. An aggregate of approximately [ ] shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights assuming exercise of all Rights. The distribution of the Rights and sale of Underlying Shares is referred to herein as the "Rights Offering." See "The Rights Offering--The Rights."

Basic Subscription
 Privilege          Rights holders are entitled to purchase for the
                    Subscription Price one share of Common Stock for each whole Right held (the "Basic Subscription Privilege").
                    See "The Rights Offering--Subscription Privileges--
                    Basic Subscription Privilege."

Oversubscription
  Privilege         Each holder of Rights who elects to exercise in full his
                    or her Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying
                    Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying
                    Shares will be prorated among holders who exercise their Over-subscription Privilege based on the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege. See "The
                    Rights Offering--Subscription Privileges--
                    Oversubscription Privilege."

Subscription Price  $[   ] in cash per share of Common Stock subscribed for
                    pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.

Shares of Common
 Stock Outstanding
 after Rights
 Offering           Approximately [          ] shares, based on the number of
                    shares outstanding on [ ], 1994 and assuming exercise of all Rights.

Intent of RCN       RCN has informed the Company that it intends to exercise
                    the [ ] Rights it will receive in respect of the shares of Company Stock currently owned by RCN.

Transferability of
 Rights The Rights are transferable, and it is anticipated that they will trade on NASDAQ under the symbol "CTEXR." One registered broker-dealer has indicated that it intends to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, how long it will continue.

                    The Subscription/Information Agent will endeavor to sell Rights for holders who deliver a Subscription Certificate with the instruction for sale properly executed to the Subscription/Information Agent by 11:00 a.m., New York City time, on [ ], 1994. See "The Rights Offering--Method of Transferring Rights."

Record Date         [        ], 1994 [the effective date of the Registration
                    Statement of which this Prospectus forms a part].

Expiration Date     [        ], 1994 [21 calendar days after the Record Date],
                    at 5:00 p.m., New York City time.

Procedure for Exer-
  cising Rights     Basic Subscription Privileges and Oversubscription
                    Privileges may be exercised by properly completing and signing the Subscription Certificate evidencing the Rights (a "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the
                    Subscription/Information Agent on or prior to the Expiration Date. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of 5000 subscribed for pursuant to the Oversubscription
                    Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price.

                    Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering--Exercise of Rights."

Procedure for Exer-
 cising Rights by
 Foreign and Certain
 Other Shareholders Subscription Certificates will not be mailed to Holders of Company Stock whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription/Information Agent for their account. To exercise such rights, such Holders must notify the Subscription/Information Agent on or prior to 11:00 a.m., New York City time, on [ ], 1994, at which time (if no instructions have been received by the Subscription/Information Agent) such Rights will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. See "The Rights Offering-- Foreign and Certain Other Shareholders."

Persons Holding
 Shares, or Wishing
 to Exercise
 Rights, Through
 Others Persons holding shares of Company Stock and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Company Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering-- Exercise of Rights."

Issuance of Common
 Stock Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised.
                    For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. See "The
                    Rights Offering--Subscription Privileges."

Use of Proceeds     The net cash proceeds received by the Company from the
                    sale of the shares of Common Stock offered hereby, after payment of fees and expenses, are expected to be approximately $300 million, assuming full exercise of the Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights. The proceeds from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that such proceeds, together with the proceeds from the pending sale of the Company's cellular properties, will be used primarily to expand and develop certain of its existing cable television and telephone systems into Full Service Networks and for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. See "Use of Proceeds and Corporate Strategy" and "The Company--Operations--Mobile Services."

Subscription/
 Information
  Agent             [to come].  See "Subscription/Information Agent."

Investment
 Considerations     There are substantial risks in connection with this
                    offering that should be considered by prospective purchasers. See "Investment Considerations."


               SELECTED FINANCIAL AND OPERATING INFORMATION

The following selected historical financial information as of and for the periods ended March 31, 1994 and March 31, 1993 is unaudited but, in the opinion of the Company's management, includes all recurring adjustments necessary for a fair presentation of the results of operations for such periods. Information as of and for the three months ended March 31, 1994 and March 31, 1993 has been derived from, and should be read in conjunction with, the Company's unaudited consolidated condensed financial statements for such periods, which are included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1994, which report is incorporated by reference in this Prospectus. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information as of and for the three fiscal years ended December 31, 1993 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which report is incorporated by reference in this Prospectus and the Company's consolidated financial statements for the three fiscal years ended December 31, 1992 which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 as previously filed with the Commission. The information with respect to the fiscal years ended December 31, 1990 and December 31, 1989 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1992, 1991 and 1990, which have been audited by independent public accountants and are included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1992, 1991 and 1990, respectively, as previously filed with the Commission.


                                       SUMMARY FINANCIAL AND OPERATING DATA
                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                  Three Months Ended
                                                             Year Ended December 31,              March 31,(1)
                                                ----------------------------------------------    ------------------
                                                 1989(2)    1990     1991      1992      1993      1993      1994
                                                --------  --------  --------  --------  -------   --------   -------


 CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Sales                                         $161,005  $200,383  $232,818  $256,564  $283,987   $67,943   $71,987
  Operating income before depreciation
   and amortization                               65,386    80,638    89,738   105,370   107,644    27,054    30,891
  Depreciation and amortization                   43,673    62,712    78,145    75,289    73,103    18,370    18,198
  Operating income                                21,713    17,926    11,593    30,081    34,541     8,684    12,693
  Interest income                                  1,721     1,321     1,801     2,178     1,609       408       372
  Interest expense                               (14,632)  (31,889)  (37,472)  (37,321)  (34,204)   (8,557)   (8,290)
  Other income (expense)                             (11)   (1,242)      685       291     1,408        10       268
  Income (loss) before income taxes                8,791   (13,884)  (23,393)    1,303     5,342     2,533     5,936
  Provision (benefit) for income taxes             3,903    (3,782)   (5,486)    3,284    10,714     2,328     2,690
  Income (loss) before minority interest
   and equity in unconsolidated entities           4,888   (10,102)  (17,907)   (1,981)   (5,372)      205     3,246
  Income (loss) from continuing operations
   before cumulative effect of accounting
   principle changes                               5,787    (9,594)  (19,415)   (2,061)   (5,486)      (95)    2,829(3)
  Cumulative effect of changes in accounting
   principles                                         --       --          --       --    (1,163)   (1,163)     (393)
  Net income (loss)                                4,460    (9,943)  (12,392)   (2,061)   (6,649)   (1,258)     (425)
  Net income (loss) per share                        .27      (.60)     (.75)     (.13)     (.40)     (.08)     (.03)
  Capital expenditures                            52,146    69,657    55,050    51,207    59,142    20,561    11,905
 CABLE:
  Sales                                           35,868    63,925    76,128    85,299    93,550    22,816    23,680
  Operating expenses(5)                           37,358    72,747    80,589    85,070    90,931    21,840    22,067
  Operating income before depreciation
  and amortization(5)                             14,807    28,056    35,401    40,937    44,328    11,368    12,032
  Depreciation and amortization                   16,297    36,878    39,862    40,708    41,709    10,392    10,419
 TELEPHONE:
  Sales                                          110,834   113,104   119,310   123,039   125,293    31,426    31,026
  Operating expenses(5)                           70,485    71,424    75,599    71,360    75,580    20,198    17,785
  Operating income before depreciation
  and amortization(5)                             63,481    63,621    67,057    72,285    72,465    17,085    18,921
  Depreciation and amortization                   23,132    21,941    23,346    20,606    22,752     5,857     5,680
 MOBILE SERVICES:(4)
  Sales                                            6,466    10,753    13,993    18,687    24,810     4,932     7,062
  Operating expenses(5)                           10,670    13,551    25,956    27,723    26,354     5,453     6,802
  Operating income (loss) before
  depreciation and amortization(5)                  (933)     (550)    1,442     3,552     5,590     1,276     1,997
  Depreciation and amortization                    3,271     2,248    13,405    12,588     7,134     1,797     1,737
 COMMUNICATION SERVICES:
  Sales                                            7,837    10,941    14,325    14,015    18,895     3,719     3,980
  Operating expenses(5)                            8,860    14,425    17,815    15,118    19,923     3,958     4,219
  Operating income (loss) before
  depreciation and amortization(5)                  (924)   (3,351)   (3,287)     (891)     (649)     (157)     (166)
  Depreciation and amortization                       99       133       203       212       379        82        73
 LONG DISTANCE:
  Sales                                                -     1,660     9,062    15,445    21,383     5,034     6,230
  Operating expenses(5)                                -     2,449    10,378    16,957    25,041     5,417     7,015
  Operating income (loss) before
  depreciation and amortization(5)                     -      (742)     (888)   (1,163)   (3,232)     (322)     (688)
  Depreciation and amortization                        -        47       428       349       426        61        97

 ___________________
     1 Unaudited.
     2 Restated to reflect a disposition accounted for as a discontinued operation.
     3 Excludes extraordinary charge of $2,861 for debt prepayment penalty.
     4 On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to ICN for approximately $182,500. The sale is subject to FCC, antitrust and other approvals.  For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."
     5 Fiscal 1989 amounts have been restated to conform to the presentation in fiscal years 1990 through 1993 which excludes the effects of allocated general corporate expenses on operating income (loss) before depreciation and amortization and on operating expenses.


                                                                   December 31,                       March 31,(1)
                                                  --------------------------------------------    ------------------
                                                  1989      1990      1991      1992      1993      1993      1994
                                                --------  --------  --------  --------  -------   --------   -------

 BALANCE SHEET DATA:
  Cash and temporary cash investments              6,306    24,057    49,636    58,837    60,182    56,055    52,526
  Total assets                                   486,850   580,429   596,000   586,366   579,564   623,683   570,012
  Long term debt                                 268,290   364,970   432,482   421,780   409,293   420,501   392,538
  Common shareholders' equity                     92,591    77,932    69,009    66,824    60,363    65,731    59,938
 OPERATING DATA:(1)
 CABLE SYSTEMS:
  Homes passed                                   286,289   322,755   334,461   343,871   354,035   346,902   353,043
  Basic Subscribers (approximate)(2)             175,000   197,000   207,000   218,000   224,000   219,000   225,000
  Premium revenue per average
  subscriber per month                             $7.75     $7.37     $6.61     $6.31     $6.01     $6.26     $6.09
 TELEPHONE:
  Access lines - business (approximate)           32,000    37,000    38,000    41,000    44,000    41,000    46,000
  Access lines - residential
  (approximate)                                  152,000   157,000   160,000   163,000   167,000   164,000   167,000
  Access lines total (approximate)               184,000   194,000   198,000   204,000   211,000   205,000   213,000
  Average daily carrier access
   minutes of use(3)                           1,705,313 1,789,721 1,884,622 1,940,051 2,146,046 2,122,795 2,426,021
  Telephone employees                                763       665       635       610       608       608       608
  Telephone employees per 10,000
   access lines                                    41.47     34.28     32.07     29.90     28.82     29.66     28.54

 ___________________

 1 Unaudited.
 2 A home with one or more television sets connected to a cable television system is counted as one basic subscriber.
 3 Access minute data was derived from the Telephone Group's revenue system for all toll jurisdictions and divided by 365 to determine average daily usage.



                         INVESTMENT CONSIDERATIONS

     Each prospective purchaser should carefully examine all of the information contained in this Prospectus and should give particular consideration to the following risk factors:

Operating Losses

     The Company has experienced losses from continuing operations since 1990 and may incur losses from continuing operations in the future. There can be no assurance as to when, if ever, the Company will recognize a profit from continuing operations.

Dividends

     Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on Company Stock.

Use of Proceeds and Corporate Strategy

     The Rights Offering is not conditioned upon any minimum level of exercise of the Rights. Consequently, there can be no assurance that the Company will raise the full amount of capital it is seeking to raise in the Rights Offering, approximately $300 million. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ].

     The Company expects to use the net proceeds from the Rights Offering to further its corporate strategy. More specifically, the Company expects to use such proceeds, together with the proceeds from the pending sale of the Company's cellular properties, to expand and develop certain of the Company's cable television and telephone systems into Full Service Networks and for potential acquisitions, joint ventures and other similar strategic investments in the telecommunications industry. See "Use of Proceeds and Corporate Strategy" and "The Company--Operations--Mobile Services." The Company's plans for the establishment of such Full Service Networks are still being developed and are subject to a number of variables, not all of which are within the control of the Company.

     The Company's ability to grow through acquisitions, joint ventures and similar strategic investments in the telecommunications industry will depend on the availability of reasonably priced properties, joint venture opportunities and investments and on the Company's ability to compete successfully for such properties, opportunities and investments against other companies, including companies with greater financial resources than the Company. The Company has no commitments for any material acquisition, joint venture or investment, and there can be no assurance that appropriate acquisition, joint venture and investment opportunities will arise in the future.

     Although substantially all of the proceeds from the Rights Offering and the cellular sale are intended to be applied toward effecting the Company's corporate strategy, such proceeds are not otherwise being designated for any more specific purpose. Pending their utilization for other corporate purposes, the Company expects to invest the proceeds from the Rights Offering and the cellular sale primarily in Treasury obligations, money market instruments and other similar securities.

Competition

     The Company engages in various aspects of the telecommunications industry, and certain of the businesses in which it engages are in highly competitive sectors of the industry. In addition, as a result of technological, regulatory and other legal developments, the Company faces the risk of new or increased competition in virtually all businesses in which it engages. Although these developments are expected to provide new opportunities for the Company, it is not possible to predict their future effect on the telecommunications industry in general or on the Company in particular.

Regulation

     Most of the businesses operated by the Company are subject to extensive regulation. In recent years, the Company's Cable Group, like other operators of cable television systems, has become subject to extensive regulation at the federal, state and local levels. Many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") which significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. On April 1, 1993, the FCC adopted its initial regulations on cable television rates, and on February 22, 1994, the FCC adopted revised rate regulations that became effective on May 15, 1994.

     The Company anticipates that certain provisions of the Cable Act that do not relate to rate regulation -- such as the provisions relating to retransmission consent and customer service and technical standards -- will reduce the operating margins of the Company's Cable Group. Otherwise, the Company is currently unable to predict the effect that implementation of the rate regulations and other provisions of the Cable Act will have on its business and results of operations in future periods. No assurance can be given at this time that such matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the cable industry in general or on the Company in particular.

     The Cable Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. No assurance can be given in this regard as to future franchise renewals. No one franchise accounts for more than 10% of the Group's total revenue.

     The Company's local exchange telephone subsidiary, Commonwealth Telephone Company ("CTCo"), is subject to a rate-making process regulated by the Pennsylvania Public Utility Commission ("PPUC"). Consequently, the ability of the Company's Telephone Group to generate increased income and cash flow is largely dependent on its ability to increase its subscriber base, obtain higher message volumes and control its expenses. Following an investigation by the PPUC in 1993, CTCo and the PPUC entered into an agreement imposing certain requirements and restrictions on CTCo. These requirements and restrictions are not expected to have a material adverse effect on the Company.

Control by Principal Shareholder

     On most matters, including the election of directors, the holders of Common Stock and the holders of Class B Stock vote as a class with each share of Common Stock entitled to one vote and each share of Class B stock entitled to 15 votes. RCN controls over 50% of the total votes of all outstanding shares of Company Stock. Consequently RCN is able to elect a majority of the members of the Board of Directors of the Company and thereby control the Company's policies and operations. In addition, RCN's share ownership gives it the ability to control certain corporate actions requiring shareholder approval. RCN will continue to control over 50% of the total votes of all outstanding shares of Company Stock after the Rights Offering and if no holders of Rights other than RCN exercise their Rights, RCN will own [ ]% of the Common Stock, 59.6% of the Class B Stock and [ ]% of the combined votes of all Company Stock. The control of the Company by RCN may tend to deter nonnegotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market.

Relationship with RCN;  Conflicts of Interest

     RCN is a subsidiary of Kiewit Diversified Group, Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KDG owns 90% of RCN, and David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of RCN. KDG owns approximately 70% of and controls MFS Communications Company, Inc.
("MFS"). MFS provides a variety of telecommunications services, primarily over its digital fiber optic telecommunications networks. Certain of the officers and directors of the Company are also officers or directors of PKS, KDG, RCN and MFS. As a result of the common control of the Company and MFS, possible conflicts of interest could arise, for example, if either the Company or MFS were presented with the opportunity to engage in a business competing with the other or if the Company and MFS were to enter into a business relationship together. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

Uncertain Market for Rights

     One registered broker-dealer has indicated to the Company that it intends to make a market in the Rights. No assurance can be given, however, regarding whether a market for the rights will develop and, if one does develop, how long it will continue or the prices at which the Rights will trade from time to time in relation to the Common Stock. Moreover, because the Rights are new securities, the trading markets, if any, for the Rights may be volatile. There also can be no assurance that the shares of Common Stock issuable upon exercise of the Rights will trade at or above the Subscription Price.

Dilution

     Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of any reduction in the market value of such shareholder's Company Stock resulting from the Rights Offering. Shareholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. Accordingly, holders are strongly urged to exercise or sell their Rights.

     The Subscription Price per share of Common Stock exceeds the net tangible book value per share of Company Stock. Accordingly, the purchasers of the Common Stock in the Rights Offering will experience immediate and substantial dilution. See "Dilution."

     Based on the 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock outstanding as of June 30, 1994, the consummation of the Rights Offering would result (on a pro forma basis as of such date and assuming no additional Rights are issued as a result of rounding the number of Rights distributed to holders up to the nearest whole number) in an increase of [ ] shares of Common Stock outstanding.

Market Considerations

     There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered as soon as practicable after the corresponding Rights have been validly exercised. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

     No interest will be paid to Rights holders on funds delivered to the Subscription/Information Agent pursuant to the exercise of Rights pending delivery of Underlying Shares.


                  USE OF PROCEEDS AND CORPORATE STRATEGY

     The net cash proceeds from the Rights Offering are expected to be approximately $300 million, assuming full exercise of all Rights. The Rights Offering is not conditioned upon any minimum level of exercise of the Rights. RCN has, however, informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ]. The net proceeds from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that, consistent with its corporate strategy as described below, such proceeds, together with the proceeds from the pending sale of the Company's cellular properties, will be used primarily to expand and develop certain of the Company's cable television and telephone systems into Full Service Networks and for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. See "The Company-- Operations--Mobile Services."

     The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide Full Service Networks. Although the development of Full Service Networks is still in the formative stage, the key components of these networks can be found in various segments of the existing telecommunications industry.

     The Company believes it is one of the few companies with experience in the design, construction and operation of both telephone and cable television systems. The Company has been in the cable television business for nearly 15 years and has grown to be among the top 35 multiple system operators in the country. The Company has been in the telephone business for nearly 100 years. The Company's telephone operations have been among the most efficient in the United States as measured by employees per 10,000 access lines and as measured by trouble reports.

     The Company believes that it is well positioned to implement competitive Full Service Networks designed around traditional cable television and telephone systems as well as other platforms. The Company intends to expand and develop certain of its existing cable television and telephone systems into Full Service Networks and to expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments in the telecommunications industry. The Company intends to implement these expanded services at an early stage relative to its competitors.

     The Company believes that there will be acquisition and joint venture opportunities involving system operators requiring the resources or expertise to effectively develop competitive networks. With adequate capital resources the Company believes it will be well positioned to take advantage of such opportunities as they arise.

              PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The principal market for the Common Stock is NASDAQ. The following table indicates the high and low per-share sales prices for the Common Stock as reported by NASDAQ for the periods indicated.

                                                High     Low
       1992
        First Quarter                          $16.25   $14.50
        Second Quarter                          15.00    10.75
        Third Quarter                           14.00     9.75
        Fourth Quarter                          15.25    10.00

       1993
        First Quarter                           17.75    13.50
        Second Quarter                          25.00    15.75
        Third Quarter                           28.00    23.50
        Fourth Quarter                          33.50    23.75

       1994
        First Quarter                           31.00    27.25
        Second Quarter                          28.50    24.50
        Third Quarter(1)


________

(1)  Through the close of business on [       ], 1994.

     Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on the Company's Common Stock.


                                 DILUTION

     The pro forma net tangible book value of the shares of Company Stock as of March 31, 1994, reflecting the sale of the cellular properties, was approximately $79 million, or $4.78 per share. See "Pro Forma Condensed Consolidated Financial Statements." "Net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Company Stock outstanding. After giving effect to the sale by the Company of the [ ] shares of Common Stock offered hereby and after deducting the estimated offering expenses, the adjusted pro forma net tangible book value of the Company as of March 31, 1994 would have been approximately $[ ], or $[ ] per share, representing an immediate and substantial dilution of $[ ] per share in respect of shares of Common Stock purchased pursuant to this Rights Offering. The following table illustrates this per share dilution:

  Subscription Price                                                     $[  ]
    Pro forma net tangible book value per share before offering $4.78 Increase per share attributable to shareholders
      exercising Rights                                           [  ]
     Adjusted pro forma net tangible book value per share after
      offering                                                            [  ]
                                                                        ------
     Dilution to shareholders exercising Rights(1)                      $ [  ]
                                                                        ======
- ----------
(1) Dilution is determined by subtracting the pro forma net tangible book value per share from the Subscription Price paid by an investor for a share of Common Stock in the Rights Offering.


                            THE RIGHTS OFFERING
The Rights

     The Company is distributing transferable Rights at no cost to the record holders ("Holders") of outstanding shares of Company Stock as of [ ], 1994 [the effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). The Company will distribute
[ ] Rights for every [_____] shares of Company Stock held on the Record Date. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates") and each such Right entitles the holder thereof to subscribe for one share of Common Stock.

     The Subscription Price of $________ per share of Common Stock represents a discount of __% from the closing price of $______ for the Common Stock as quoted on NASDAQ on [ ], 1994, the day prior to the commencement of the Rights Offering. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Investment Considerations--Uncertain Market for Rights."

     No fractional Rights or cash in lieu thereof will be issued or paid. The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder of such certificate to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company, or securities broker or dealer holding shares of Company Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription/Information Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.

     Because the number of Rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of Company Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Company Stock who are not the record holders of their shares and who do not obtain (or cause the record holder of their shares of Company Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Company Stock or beneficial owners of Company Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and, in the event shares subscribed for pursuant to the Oversubscription Privilege are prorated, such record holders or beneficial owners will be able to subscribe for more shares pursuant to the Oversubscription Privilege.

     The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by holders of the Rights. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ].

     BEFORE EXERCISING OR SELLING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "INVESTMENT
CONSIDERATIONS."

Expiration Date

     The Rights will expire at 5:00 p.m., New York City time, on [ ], 1994 [21 calendar days after the Record Date] (the "Expiration Date"). After such time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription/Information Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

Subscription Privileges

     Basic Subscription Privilege. Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised.

     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to the amount offered hereby. All beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

     Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

     Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription/Information Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Exercise of Rights

     Rights may be exercised by delivering to [to come] (the "Subscription/Information Agent"), at or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. All payments must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to [to come], as Subscription/Information Agent, or (b) wire transfer of same-day funds to the account maintained by the Subscription/Information Agent for such purpose at [to come.] Payments will be deemed to have been received by the Subscription/Information Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription/Information Agent of any certified check or bank draft upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription/Information Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

          By Mail:

          [to come]

          By Hand:

          [to come]

          By Overnight Courier:

          [to come]

If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription/Information Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

           (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (subject to the right of the Company to waive advance payment in respect of the Oversubscription Privilege as described above) to be received (in the manner set forth above) by the Subscription/Information Agent on or prior to the Expiration Date;

           (ii) the Subscription/Information Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions as to use of C-TEC Corporation Subscription Certificates (the "instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription/Information Agent of any Subscription Certificate evidencing such Rights within five NASDAQ trading days following the dates of the Notice of Guaranteed Delivery; and

           (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription/Information Agent within five NASDAQ trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription/Information Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription/Information Agent by telegram or facsimile transmission (telecopy no. [to come]). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription/Information Agent, whose address and telephone number are set forth under "Subscription/Information Agent."

     Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a signature guarantee program acceptable to the Subscription/Information Agent.

     Holders who hold shares of Company Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription/Information Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with such beneficial owner's instructions.

     The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION
CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION/INFORMATION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION/INFORMATION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY
MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription/Information Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the instructions or the Notice of Guaranteed Delivery should be directed to the Subscription/Information Agent, [to come], at its address set forth under "Subscription/Information Agent" (telephone: [to come]).

No Revocation

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Method of Transferring Rights

     Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will be traded on NASDAQ under the symbol "CTEXR." Rights also may be sold in over-the-counter and private sales transactions. One registered broker-dealer has indicated that it intends to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, as to how long it will continue.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the instructions accompanying the Subscription Certificate. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription/Information Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

     The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription/Information Agent by delivering to the Subscription/Information Agent such Subscription Certificate properly executed for sale by the Subscription/Information Agent. If only a portion of the Rights evidenced by a single Subscription Certificate are to be sold by the Subscription/Information Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription/Information Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other direct expenses of sale. Promptly following such sale, the Subscription/Information Agent will send the Rights holder a check for the net proceeds (after deduction of any applicable brokerage commissions, taxes and other direct expenses of the sale) from the sale of any Rights sold. The Company will pay the fees charged by the Subscription/Information Agent for effecting such sales. Orders to sell Rights must be received by the Subscription/Information Agent prior to 11:00 a.m., New York City time, on [ ], 1994, and the Subscription/Information Agent's obligation to execute orders is subject to its ability to find buyers.

     Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription/Information Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription/Information Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     Except for the fees charged by the Subscription/Information Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription/Information Agent.

Procedures for DTC Participants

     The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription/Information Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Subscription/Information Agent.

Effect of Rights Offering on Other Securities and Stock Options of the Company and Company Plans

     The number of shares covered by certain stock options and the option prices thereunder are subject to adjustment in accordance with the provisions thereof. The Company's stock option plan or, in certain cases, the stock option agreements evidencing awards made thereunder, require the Compensation Committee of the Board of Directors (the "Committee") to make appropriate adjustments to the outstanding options or other awards in the event of any split-ups, stock dividends, recapitalizations, mergers, consolidations, combinations, exchanges of shares and the like (each an "adjustment event"). The Committee, whose determination shall be conclusive, has discretion to determine the nature and extent of the adjustments to be made in order to make the outstanding options or awards, immediately after such adjustment event, equivalent to such options or awards immediately prior to such adjustment event.

     The Committee will meet to determine whether the Rights Offering is an adjustment event and if so, what adjustment to make.

Determination of Subscription Price

     The Subscription Price was determined by the Company and its Board of Directors. In making this determination, the Company considered, among other factors, the market price of the Common Stock, the pro rata nature of the offering and pricing discounts customarily applied in transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock. See "Price Range of Common Stock and Dividend Policy."

Intent of RCN

     RCN will receive [ ] Rights in respect of the shares of Company Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ]. If RCN is the only holder to exercise its Rights, it will own approximately 59.6% of the Class B Stock and [ ]% of the Common Stock.

Foreign and Certain Other Shareholders

     Subscription Certificates will not be mailed to Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription/Information Agent for their account. To exercise such Rights, such Holders must notify the Subscription/Information Agent on or prior to 11:00 a.m., New York City time, on [_______], 1994, at which time (if no instructions have been received by the Subscription/Information Agent) the Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription/Information Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Other Matters

     The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Company Stock from Rights holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.


                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax considerations applicable to U.S. Holders who hold Company Stock as a capital asset and who receive Rights in respect of such Company Stock in the issuance (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of the Rights

     Holders of Company Stock will not recognize taxable income in connection with the receipt or exercise of the Rights.

Basis and Holding Period of the Rights

     Except as provided in the following sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Company Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Company Stock with respect to which they are received or (ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Company Stock to the Rights, then upon exercise or transfer of the Rights, the shareholder's basis in such Company Stock will be allocated between the Company Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Company Stock will include the shareholder's holding period for the Company Stock with respect to which the Rights were issued.

Transfer of the Rights

     A shareholder who sells Rights received in the Issuance prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be long-term capital gain or loss if such shareholder's holding period in the Rights (as discussed above) exceeds one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Lapse of the Rights

     Shareholders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Company Stock, if any, owned by such holders of the Rights.

Exercise of the Rights; Basis
and Holding Period of Common Stock

     Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.


           PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     On April 1, 1994, the Company signed a definitive agreement (the "Cellular Agreement") for the sale of its cellular properties to ICN for approximately $182.5 million, subject to certain adjustments at closing. The parties to the Cellular Agreement are ICN, the Company and the following subsidiaries of the Company: Cellular Plus, Inc., Cellular Plus Services, Inc., C-TEC Cellular Centre County, Inc., and Cellular Plus of Iowa, Inc. The sale is subject to FCC, antitrust and other approvals, and is expected to close during the third quarter of 1994. The following unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1994 gives effect to the agreed sale as though it had occurred on March 31, 1994. The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 1994 and the year ended December 31, 1993 give effect to the agreed sale as though it had occurred on January 1, 1993. These pro forma financial statements should be read in conjunction with the Company's historical consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and in the quarterly report on Form 10-Q for the three months ended March 31, 1994. The Pro Forma Condensed Consolidated Statements of Operations and Balance Sheet are not necessarily indicative of the actual results of operations or financial position which would have been reported if the agreed sale had occurred on the respective dates referred to above nor do they purport to indicate the results of future operations or financial position of the Company. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.

              Pro Forma Condensed Consolidated Balance Sheet
                          (Dollars in Thousands)
                                (Unaudited)


                                    March 31,
                                      1994        Pro Forma
                                    (actual)    Adjustments(a)     Pro Forma
                                    --------    -------------     ----------

ASSETS
Current Assets
 Cash and temporary cash
  investments                       $ 52,526        $138,451        $190,977
 Other current assets                 45,939          (1,544)         44,395
 Deferred income taxes                 2,459             (20)          2,439
                                    --------        --------        --------
     Total current assets            100,924         136,887         237,811
                                    --------        --------        --------

Property, Plant and Equipment
 Telephone plant                     384,586               -         384,586
     Cable plant                     177,905               -         177,905
     Cellular plant                   27,893         (25,286)          2,607
     Other property, plant and
      equipment                       11,663               -          11,663
                                    --------        --------        --------
     Total property, plant and
      equipment                      602,047         (25,286)        576,761
     Accumulated depreciation        257,852           8,594         249,258
                                    --------        --------        --------
 Net property, plant and equipment   344,195         (16,692)        327,503
                                    --------        --------        --------
Investments                           14,578          (1,118)         13,460
                                    --------        --------        --------
Intangible Assets, Net                99,166         (34,285)         64,881
                                    --------        --------        --------
Deferred Charges                      11,149               -          11,149
                                    --------        --------        --------
Total Assets                        $570,012        $ 84,792        $654,804
                                    ========        ========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Note payable to bank                $   826        $      -        $    826
 Current maturities of long-term
    debt and preferred stock           9,444            (416)          9,028
 Advance billings and customer
  deposits                             7,976            (304)          7,672
 Accrued taxes                        11,760             (33)         11,727
 Accrued interest                      4,286             (39)          4,247
 Other current liabilities            35,956          (3,599)         32,357
                                    --------        --------        --------
 Total current liabilities            70,248          (4,391)         65,857
                                    --------        --------        --------
Long-Term Debt                       392,538          (1,405)        391,133
                                    --------        --------        --------
Deferred Income Taxes and
  Investment Tax Credits              32,125           9,134          41,259
                                    --------        --------        --------
Other Deferred Credits                12,680               -          12,680
                                    --------        --------        --------
Minority Interest                      2,209          (2,209)              -
                                    --------        --------        --------
Redeemable Preferred Stock               274               -             274
                                    --------        --------        --------

Common Shareholders' Equity
     Common stock                     16,887               -          16,887
     Additional paid-in capital       20,635               -          20,635
     Retained earnings                27,704          83,663         111,367
     Treasury stock at cost,
       377,842 shares at
       March 31, 1994                 (5,288)              -          (5,288)
                                    --------        --------        --------
     Total common shareholders'
      equity                          59,938          83,663         143,601
                                    --------        --------        --------

Total Liabilities
   and Shareholders' Equity         $570,012        $ 84,792        $654,804
                                    ========        ========        ========

   See accompanying Notes to Pro Forma Condensed Consolidated Financial
                                Statements.


         Pro Forma Condensed Consolidated Statement of Operations
                 For the Three Months Ended March 31, 1994
              (Dollars in Thousands Except Per Share Amounts)
                                (Unaudited)


                                  Quarter Ended
                                    March 31,
                                      1994        Pro Forma
                                    (actual)    Adjustments(b)    Pro Forma(c)
                                    --------    -------------     ----------

Sales                                $71,987        $(6,407)        $65,580
Costs & Expenses                      59,294         (5,989)         53,305
                                    --------        --------        -------
Operating Income                      12,693           (418)         12,275

Interest Income                          372            (21)            351
Interest Expense                      (8,290)           (40)         (8,250)
Gain on Sale of Pennsylvania
  Cable Properties                       893              -             893
Other Income, Net                        268             (1)            267
                                    --------        --------        -------
Income Before Income Taxes             5,936            (400)         5,536

Provision For Income Taxes             2,690            (291)         2,399
                                    --------        --------        -------
Income Before Minority Interest
  and Equity in Unconsolidated
  Entities                             3,246            (109)         3,137

Minority Interest in Income of
  Consolidated Entities                 (216)            190           (26)
Equity in Loss of
  Unconsolidated Entities               (201)            (36)         (237)
                                    --------        --------        -------
Income Before Extraordinary Charge
  and Cumulative Effect of
  Accounting Principle Change          2,829              45          2,874
                                    ========        ========       ========

Earnings (Loss) Per Average Common Share
  Income before extraordinary charge
    and cumulative effect of
    accounting principle change     $    .17                       $    .17
                                    ========                       ========
Average Common Shares
   Outstanding                    16,509,593                     16,509,593

   See accompanying Notes to Pro Forma Condensed Consolidated Financial
                                Statements.



         Pro Forma Condensed Consolidated Statement of Operations
                   For the Year Ended December 31, 1993
              (Dollars in Thousands Except Per Share Amounts)
                                (Unaudited)

                                  Year ended
                                  December 31,
                                      1993        Pro Forma
                                    (actual)    Adjustments(b)    Pro Forma(c)
                                    --------    -------------     ----------


Sales                                $283,987       $(22,570)       $261,417

Costs and Expenses                    244,421        (22,924)        221,497
Nonrecurring Charges                    5,025              -           5,025
                                     --------       --------       ---------

Operating Income                       34,541            354          34,895

Interest Income                         1,609                          1,609
Interest Expense                      (34,204)          (184)        (34,020)
Gain on Sale of Marketable
  Equity Securities                     1,988              -           1,988
Other Income, Net                       1,408            (62)          1,346
                                     --------       --------       ---------
Income Before Income Taxes              5,342            476           5,818
                                     --------       --------       ---------
Provision for Income Taxes             10,714           (830)          9,884
                                     --------       --------       ---------

Loss Before Minority Interest
  and Equity in Unconsolidated
  Entities                             (5,372)         1,306          (4,066)
                                     --------       --------       ---------
Minority Interest in Income of
  Consolidated Entities                  (341)           256             (85)
Equity in Income of Unconsolidated
  Entities                                227           (155)             72
                                     --------       --------       ---------

Loss Before Cumulative Effect of
  Accounting Principle Changes        (5,486)          1,407          (4,079)
                                    ========        ========        ========

(Loss) Earnings Per Average Common Share
   Loss before cumulative effect
   of accounting principle changes  $   (.33)                       $   (.25)
                                    ========                        ========
Average Common Shares
  Outstanding                     16,506,494                      16,506,494


   See accompanying Notes to Pro Forma Condensed Consolidated Financial
                                Statements.


      Notes to Pro Forma Condensed Consolidated Financial Statements

a) Adjustments to record the disposition of cellular properties. The adjustments assume that the sale proceeds, net of income taxes estimated to be payable after the utilization of certain net operating loss carryforwards, are retained as temporary cash investments. The adjustments assume the realization of deferred tax assets of approximately $18 million, representing the tax benefits associated with the utilization of approximately $52.7 million net operating loss carryforwards. Adjustments also assume a reduction in a related valuation allowance for deferred tax assets of approximately $6 million. An after-tax gain of approximately $77 million was assumed to be recognized on the sale. Certain working capital adjustments to the sales price to be made at closing were estimated to be approximately $2.5 million based on the historical asset and liability balances at March 31, 1994.

b) Adjustments to eliminate the historical results of operations of the cellular properties. Corporate overhead allocated to the cellular operations has not been eliminated since that overhead would have been reallocated to other business segments.

c) The Pro Forma Consolidated Statements of Operations exclude a non-recurring after-tax gain of approximately $77 million expected to be realized on the sale, any gain or loss resulting from the curtailment of the pension obligation related to employees of the Company's cellular operations, and the reversal of a valuation allowance for deferred tax assets of approximately $6 million.


                                THE COMPANY

     The Company was organized in 1979. It is incorporated under the laws of the Commonwealth of Pennsylvania and has its principal office in Wilkes-Barre, Pennsylvania. The Company is a holding company with wholly-owned subsidiaries, which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly-owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.

     Financial information regarding the Company's industry segments is set forth in footnote 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated herein by reference.

     As of December 31, 1993, the Company had 1,282 full-time employees including general office and administrative personnel.

Operations

     Telephone

     The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of May 31, 1994, the Telephone Group provided service to approximately 214,000 main access lines. Of these 168,000 were residential and 46,000 primarily related to business. This Group's operating territory is rural, containing only 38.8 access lines per square mile as compared to a Pennsylvania average of 151.0 lines per square mile. The Group's 79 central offices serve an average of 2,500 lines and 65 square miles.

     In addition to providing local telephone service, this Group provides network access and billing and collection services to interexchange carriers. This Group also has other revenues which are considered non-regulated and primarily relate to telecommunications equipment sales and services and billing/collection services for interexchange long distance carriers.

     Intralata toll bypass and alternative local access telephone service providers are potential competitive threats, although no significant competition has occurred to date. Intralata toll and access revenue comprise a significant portion of the Group's business.

     Cable

     The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving 230,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States.

     During 1993, the Cable Group restructured rates and channel offerings to comply with the basic rate regulations and to minimize the impact on revenue of the Cable Act. The future impact of the Cable Act on the Cable Group and the cable television industry is still unclear. The Cable Group's 1993 operating results were not significantly impacted by the Cable Act. See "Investment Considerations--Regulation."

     The Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1993, the Cable Group completed negotiations with 64 communities resulting in franchise renewals on terms which are acceptable to the Group. The Cable Group has 369 franchises, 63 of which are due for renewal within the next three years. No one franchise accounts for more than 10% of the Group's total revenue.

     Competition for the Group's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Direct broadcast satellite (DBS) which will allow consumers to receive cable programming for a fee once they purchase a receiving dish and a set-top terminal may increase competition in the future. Two DBS Companies are scheduled to launch their services in 1994. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the recently announced mergers of various telephone and cable companies has heightened the concerns about competition in the future. The current regulatory environment appears to be fostering competition in cable television by telephone companies, and in telephone by cable companies. These regulations are still evolving. The Cable and Telephone Groups continue to monitor the progress of regulations affecting the telecommunications industry and are developing a business plan to meet future competition. It is impossible to predict at this time the impact of these technological and regulatory developments on the cable television industry in general or on the Cable Group in particular.

     Mobile Services

     On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to ICN for approximately $182.5 million. The sale is subject to FCC, antitrust and other approvals. For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."

     The Mobile Services Group currently operates cellular telephone systems in MSAs and RSAs throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of 1.5 million. The Group also operates paging and message management services in Northeastern Pennsylvania.

     The Company's Pennsylvania and Iowa cellular territories each consist of two MSAs and three RSAs. Pursuant to FCC regulations only two cellular providers are allowed in each MSA and RSA. Thus, the Group has competition from one other cellular provider in each MSA and RSA.

     The Group's service territory was increased with the activation of three new cell sites in Pennsylvania in 1993. The Iowa cellular properties benefitted from four new cell sites in 1993. The Group increased subscribers by approximately 53% in 1993.

     In 1993, the Group introduced a call delivery Supersystem. Through a key strategic relationship with a neighboring service provider in Pennsylvania, the Group is now able to offer over 14,000 square miles of seamless cellular service in major surrounding travel corridors. The Supersystem allows customers to have cells automatically delivered to their roaming location in the Supersystem. Callers need only dial the customary seven-digit cellular phone number to contact the customer; roaming access numbers and codes are no longer necessary. To be competitive, the Group eliminated daily roaming charges and reduced roaming rates throughout the Supersystem area.

     Also instrumental in the subscriber growth has been the success of the Group's venture in the retail arena. The first Company-operated retail location (a "Kiosk") was opened in the fourth quarter of 1992. During 1993, the group added four additional Kiosks in key population areas in the Pennsylvania market. The Kiosks allow the Group to reach the ever-growing consumer market by being strategically positioned in major shopping malls, providing added shopping convenience and a continued marketing presence.

     Communication Services

     The Communications Services Group presently carries on business principally in the Northeastern United States providing telecommunications-related engineering and technical services. These services are provided out of the Group headquarters in Wilkes-Barre, Pennsylvania, and regional offices in Pennsylvania, New York and Virginia.

     The services provided by the Group include telephony engineering; system integration; operation and management of telecommunications facilities for large corporate clients, hospitals and universities; and installation of premises distribution systems in large campus environments. In addition, the Communications Services Group sells, installs and maintains private branch exchanges (PBXs) in Pennsylvania and New Jersey. The Group has also expanded its engineering services to include video and data engineering, and successfully implemented several major projects during 1993.

     The Group encounters major competition from interexchange carriers, regional bell operating companies, independent telephone companies, system integrators, interconnect companies and small independent consultants. The competition from various sources results in significant downward pressure on the prices and margins for the services the Group provides. The Group's cost effective operations, competitive pricing, flexibility to meet customer requirements, and reputation in the telecommunications industry for quality service have been its primary strengths against the competition.

     Long Distance

     The Long Distance Group operates in Pennsylvania. The Group began operations in 1990 by servicing the local area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is to provide services to residential and business customers.

     The Long Distance Group is essentially a "reseller" of several types of services and employs the networks of several long distance providers on a wholesale basis. As a result of market share growth, in 1993 the Group procured its own long distance switch which allows customers to choose the Long Distance Group as their long distance provider and dial the common "1+" to use the service. This switched service enables the Company to provide quality services such as private line services, 800 services, operating services and calling card services at reduced rates. The Group also provides telemarketing services, primarily to cable companies.

     Additionally, the Long Distance Group recognized the need for access to AT&T services to sell nationwide to large business customers with multiple locations. In 1992, the Group procured an AT&T Tariff 12 agreement and provides this service as an additional line of business.

     The interexchange (long-distance) carrier market is crowded and competitive. Recent industry surveys indicate an estimated 350-400 interexchange carriers in operation. A key development was the rapid revenue growth by regional and niche oriented companies. Although the top three carriers (AT&T, MCI and Sprint) account for almost 90% of all interexchange carrier revenue, that share may decline as other interexchange carrier revenue grows.

     Intense competition in the mid-sized business market reflects the rapid growth of business customer revenue. The residential market is still dominated by the top three carriers. However, this domination may decline given increased price pressure combined with more aggressive marketing by the regional carriers.

     In Pennsylvania, the Long Distance Group has mirrored the overall growth statistics of the regional carriers. Competition for the mid-sized business market has come from other similarly situated carriers rather than the top three. The primary deviation from industry growth trends is seen in the residential market segment in the Telephone Group's operating territories. Here the Long Distance Group has continued to hold the predominant market share. A combination of value priced products, exceptional customer service and aggressive marketing activities has been the Group's primary strength against competition.


                       DESCRIPTION OF CAPITAL STOCK

     The following general summary of the Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), a copy of which is on file with the Commission. See "Available Information."

     The authorized capital stock of the Company is 43,753,203 shares, consisting of 35,000,000 shares of Common Stock, par value $1.00 per share, and 8,753,203 shares of Class B Stock, par value $1.00 per share. As of June 30, 1994, the Company had outstanding 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock.

Voting Rights and Powers

     With respect to all matters upon which shareholders are entitled to vote (including the election of directors) or to which shareholders are entitled to give consent, except as provided in the next sentence, the holders of the outstanding shares of the Common Stock and the holders of any outstanding shares of the Class B Stock shall vote together without regard to class, and every holder of the outstanding shares of the Common Stock shall be entitled to cast one vote for each share of the Common Stock held, and every holder of any outstanding shares of the Class B Stock shall be entitled to cast fifteen votes for each share of the Class B Stock held. However, with respect to any proposed amendment to the Articles of Incorporation which would (i) increase or decrease the par value of any class, (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely, (iii) increase the authorized number of shares of any class, (iv) authorize a new class of shares senior or superior in any respect to the shares of any class, or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Common Stock and the Class B Stock voting together without regard to class as described above.

Dividends and Distributions

     Cash Dividends

     At any time shares of the Class B Stock are outstanding, as and when cash dividends may be declared by the Board of Directors, the cash dividends payable on shares of the Common Stock shall be in all cases at least 105% of the cash dividend payable on shares of the Class B Stock.

     Other Dividends and Distributions

     In the case of dividends in the form of stock or other property of the Company, each share of the Common Stock and each share of the Class B Stock is equal in respect of rights and dividends except that in the case of dividends or other distributions payable in stock or stock split-ups or divisions, shares of the Class B Stock shall be distributed only with respect to the Class B Stock and shares of the Common Stock may be distributed with respect to both the Common Stock and the Class B Stock.

Other Rights

     Except as otherwise required by the Pennsylvania Business Corporation Law or as otherwise provided in the Articles of Incorporation, each share of the Common Stock and each share of the Class B Stock has identical powers, preferences and rights, including rights in liquidation.

Conversion of Class B Stock

     Shares of Class B Stock shall be convertible at the option of the respective holders thereof, at any time, into fully paid and nonassessable shares of Common Stock on the basis of one share of Common Stock for each share of Class B Stock. Any holder of shares of the Class B Stock may elect to convert any or all of such shares at one time or at various times, in such holder's discretion.

     No payment or adjustment with respect to dividends on shares of the Common Stock or on the Class B Stock shall be made in connection with any conversion of shares of Class B Stock into shares of Common Stock except for those shares of the Class B Stock converted subsequent to the record date for the payment of a stock or cash dividend or other distribution on the shares of the Class B Stock but prior to such payment. In such an instance, the stock or cash dividend or other distribution will be paid on the Class B Stock to the registered holder of such shares as of the close of business on the record date as if no conversion had been made.

     In the event of any capital reorganization or any reclassification of the Common Stock (except for reorganizations or reclassifications involving a subdivision or combination of outstanding shares of the Common Stock), the shares of the Class B Stock shall thereafter have the right to be converted into the number of shares of stock or other securities or property of the Company to which outstanding shares of the Common Stock would have been entitled upon the effective date of the reorganization or reclassification.

     If the shares of the Common Stock or the Class B Stock at any time outstanding shall, by reclassification or otherwise, be subdivided into a greater number of shares or combined into a lesser number of shares, the shares of Class B Stock or Common Stock, respectively, then outstanding shall, at the same time, be subdivided or combined, as the case may be, on the same basis.

Liquidation Preferences

     In the event of dissolution, liquidation or winding up of the Company whether voluntary or involuntary, holders of the Company Stock shall be entitled to payment out of the assets of the Company ratably in accordance with the number of shares held by them, respectively.

Duration of Class Rights and Powers

     At any time when less than 25,000 shares of Class B Stock are outstanding any shares of the Class B Stock which are then outstanding shall without any action by the Board of Directors or the holder or holders thereof, automatically convert into and become for all purposes shares of Common Stock, and the provisions of the Articles of Incorporation which provide for different voting or cash dividend rights for the Common Stock and the Class B Stock shall not be of any effect. All shares of either or both the Common Stock or the Class B Stock which are then outstanding shall have equal and general voting power in all matters upon which shareholders of the Company are entitled to vote or give consent, even if at such time there shall have been fixed by the Board of Directors a record date for voting of any meeting of shareholders.

General

     The transfer agent and registrar for the Company's shares of Common Stock and Class B Stock is [ ].

Common Stock Outstanding after Rights Offering

     Approximately [ ] shares of Common Stock will be issued in connection with the Rights Offering assuming exercise of all Rights. Based on the 7,962,266 shares of Common Stock outstanding as of June 30, 1994, the issuance of such shares pursuant to the Rights Offering would result (on a pro forma basis as of such date) in a [ ]% increase in the amount of outstanding Common Shares.

     The outstanding shares of the Common Stock are listed on NASDAQ under the symbol "CTEX."


                           PLAN OF DISTRIBUTION

     The Company has agreed to pay broker-dealers fees for their soliciting efforts (the "Soliciting Fees") equal to $0.25 per share of Common Stock for each share of Common Stock issued pursuant to the exercise of Rights subject to a maximum Soliciting Fee of $250 in the case of each person beneficially purchasing more than 1,000 shares of Common Stock pursuant to the exercise of Rights. The Soliciting Fees will be paid directly to a broker-dealer designated on the applicable portion of the Subscription Certificate. Soliciting Fees will not be paid on any undesignated exercise of Rights.


                      SUBSCRIPTION/INFORMATION AGENT

     The Company has appointed [ ] as Subscription/Information Agent for the Rights Offering. The Subscription/Information Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price (other than wire transfers) should be delivered, as well as the address to which any Notice of Guaranteed Delivery must be delivered, is [ ]. Any questions or requests for additional copies of this Prospectus, the instructions or the Notice of Guaranteed Delivery may be directed to the Subscription/Information Agent at the telephone number and address above.

     The Company will pay the fees and expenses of the Subscription/Information Agent, and has also agreed to indemnify the Subscription/Information Agent from any liability which it may incur in connection with the Rights Offering. Inquiries by all holders of Rights should be directed to the Stockholder Relations Department (telephone [ ]); Holders may also consult their brokers or nominees.

                               LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby is being passed upon Raymond B. Ostroski, Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, will advise the Company with respect to certain other matters relating to the Rights Offering.

                                  EXPERTS

     The consolidated balance sheets as of December 31, 1993 and 1992 and the consolidated statements of operations, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph referring to the Company's change in methods of accounting for income taxes and postretirement benefits other than pensions, of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================  ======================================
No dealer, salesperson or any other
person has been authorized to give
any information or to make any
representations other than those
contained or incorporated by reference
in this Prospectus in connection with
the offer made by this Prospectus, and,             [LOGO]
if given or made, such information or
representation must not be relied
upon as having been sanctioned or
authorized by the Company.  Neither the             C-TEC
delivery of this Prospectus nor any sale            Corporation
made hereunder shall under any
circumstances create any implication
that there has been no change in the
affairs of the Company since the date
hereof.  This Prospectus does not constitute
an offer or solicitation by anyone in any           Common Stock
jurisdiction in which the person making such offer or solicitation is not qualified do so or to any person to whom it is unlawful to make such offer or solicitation.



             TABLE OF CONTENTS
                                                    PROSPECTUS
                    Page

Available Information                2
Documents Incorporated by Reference  2
Prospectus Summary                   3
Investment Considerations           10
Use of Proceeds and Corporate
     Strategy                       13
Price Range of Common Stock and
     Dividend Policy                14
Dilution                            15
The Rights Offering                 15
Certain Federal Income Tax
     Consequences                   22
Pro Forma Condensed Consolidated
     Financial Statements           23
The Company                         27
Description of Capital Stock        30
Plan of Distribution                33
Subscription/Information Agent      33
Legal Matters                       33              Dated [      ], 1994
Experts                             33

======================================  ======================================


                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee and the NASDAQ National Market listing fees.

SEC registration fee                                         $114,998

NASDAQ listing fee                                               *

Financial Advisor's fees and expenses                            *

Subscription/Information Agent's fees and expenses               *

Accounting fees                                                  *

Legal fees and expenses (including Blue Sky fees and expenses)   *

Printing and engraving fees                                      *

Miscellaneous                                                    *
                                                             --------
     Total                                                   $   *
                                                             =======

- ----------
* To be supplied by amendment.


Item 15.  Indemnification of Directors and Officers

     Reference is made to Sections 1741 and 1742 of the 1988 Business Corporation Law of the Commonwealth of Pennsylvania, which provide for indemnification of directors and officers in certain circumstances. In addition, Article IV of the By-laws of C-TEC provides that, except as prohibited by law, any director or officer of C-TEC is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position.

     In addition, C-TEC maintains a directors' and officers' liability insurance policy.

     For the undertaking with respect to indemnification, see Item 17 herein.

Item 16.  Exhibits

     5    -    Opinion of Raymond B. Ostroski*

     23(a)-    Consent of Coopers & Lybrand

     23(b)-    Consent of Raymond B. Ostroski (included in Exhibit 5)*

     24   -    Power of attorney (included in the signature page to the
               Registration Statement).

     99(a)-    Form of Subscription Certificate.

     99(b)-    Form of Instructions for Subscription Certificates.

     99(c)-    Form of Notice of Guaranteed Delivery.

     99(d)-    Form of Subscription/Information Agency Agreement.*

- ----------
*To be supplied by amendment.


Item 17.  Undertakings

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilkes-Barre, Commonwealth of Pennsylvania, on the 1st day of July, 1994.



                                        C-TEC CORPORATION


                                        By  /s/ David C. McCourt
                                            --------------------
                                             David C. McCourt
                                             Chairman and Chief
                                               Executive Officer




                             POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. McCourt, Michael J. Mahoney, Bruce Godfrey and Raymond B. Ostroski, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the dates indicated.


     Signature                Title                       Date


/s/ David C. McCourt      Director, Chairman and
- ----------------------    Chief Executive Officer       June 30, 1994
David C. McCourt


/s/ Michael J. Mahoney    President and
- ----------------------    Chief Operating Officer       June 30, 1994
Michael J. Mahoney


/s/ Bruce Godfrey         Executive Vice President
- -----------------------   and Chief Financial Officer   June 30, 1994
Bruce Godfrey


/s/ James Q. Crowe
- -----------------------   Director                      June 30, 1994
James Q. Crowe


/s/ Walter E. Scott, Jr
- -----------------------   Director                      June 30, 1994
Walter E. Scott, Jr.


/s/ Richard R. Jaros
- -----------------------   Director                      June 30, 1994
Richard R. Jaros


/s/ Robert E. Julian
- -----------------------   Director                      June 30, 1994
Robert E. Julian


/s/ Thomas C. Stortz
- -----------------------  Director                       June 30, 1994
Thomas C. Stortz


/s/ David C. Mitchell
- ---------------------    Director                       June 30, 1994
David C. Mitchell


/s/ Frank M. Henry
- ---------------------    Director                       June 30, 1994
Frank M. Henry


/s/ Donald G. Reinhard
- ----------------------   Director                       June 30, 1994
Donald G. Reinhard


- ----------------------   Director                       ______________
Eugene Roth, Esquire


/s/ Stuart E. Graham
- ----------------------   Director                       June 30, 1994
Stuart E. Graham



                               EXHIBIT INDEX


Exhibit
Number    Description of Document


5    -    Opinion of Raymond B. Ostroski*

23(a)-    Consent of Coopers & Lybrand.

23(b)-    Consent of Raymond B. Ostroski (included in Exhibit 5)*

24   -    Power of attorney (included in the signature page
            to the Registration Statement).

99(a)-    Form of Subscription Certificate.

99(b)-    Form of Instructions for Subscription Certificates.

99(c)-    Form of Notice of Guaranteed Delivery.

99(d)-    Form of Subscription/Information Agency Agreement*

- ----------
*To be supplied by amendment.